CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
AMENDMENT TO STOCK OPTION PLAN
CALGARY, ALBERTA – APRIL 15, 2025 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that it has amended its Amended, Compiled and Restated Stock Option Plan (the "Plan") to clarify that the amendment provisions of the Plan require shareholder approval for any amendments to such provisions (the "Amendment"). The Amendment updates the disclosure on page 16 and Schedule D of Canadian Natural's proxy statement and management information circular dated March 19, 2025 (the "Circular") and is effective as of the date hereof.
Canadian Natural's shareholders are being asked to approve all unallocated stock options pursuant to the Plan, as modified by the Amendment, at the Company's upcoming annual and special meeting of shareholders to be held on May 8, 2025 at 11:00 am (MDT). Canadian Natural believes that the Amendment is consistent with the policies of Institutional Shareholder Services ("ISS") and encourages all shareholders to vote FOR the approval of the unallocated stock options under the Plan, as modified by the Amendment, all as more particularly described in the Circular.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding Non-GAAP and Other Financial Measures at www.cnrl.com.